Mail Stop 4561

June 18, 2009

Mark S. Molina
Executive Vice President,
   Chief Legal Officer and Secretary
L-1 Identity Solutions, Inc.
177 Broad Street
Stamford, Connecticut 06901

> **Re:** **L-1 Identity Solutions, Inc. (formerly, Viisage Technology, Inc.)**
> **Post-Effective Amendment No. 1 on Form S-1 to Registration**
>   **Statement on Form S-3**
> **Filed September 9, 2005**
> **File No. 333-121212**

Dear Mr. Molina:

It has been more than nine months since you filed the above post-effective amendment to a registration statement, and the post-effective amendment is now out of date. Within 30 days from the date of this letter, you should either:

- file an amended post-effective amendment to comply with the applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act; or

- file a request for withdrawal of the registration statement.

If you do not amend the post-effective amendment or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either of these things) within 30 days, an order may be entered declaring the post-effective amendment abandoned under rule 479 of the Act.

Mark S. Molina
L-1 Identity Solutions, Inc.
June 18, 2009
Page 2

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3456. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via facsimile (212) 310-8007
        Marita A. Makinen, Esq.
        Weil Gotshal & Manges LLP